Exhibit 99.9

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	13	04	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	5,782	436
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.75	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Mark Abbott	Ordinary	196

Address
7 Wellington Mews Ripon North Yorkshire
UK postcode HG4 1QU

Name	Class of shares allotted	Number allotted
Miss Pauline Mary Cunningham	Ordinary	392

Address
16 Matthew Street Alvaston Derby Derbyshire
UK postcode DE24 0ER

Name	Class of shares allotted	Number allotted
Mr Peter Fletcher	Ordinary	980

Address
9 St Olaves Close Ripon North Yorkshire
UK postcode HG4 2JF

Name	Class of shares allotted	Number allotted
Mr Keith Hirst	Ordinary	294

Address
21 Prouse Rise Saltash Cornwall
UK postcode PL12 4TD

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 13.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Philip Howe	Ordinary	980

Address
17 Eastlands Road Rugby Warwickshire
UK postcode CV21 3RP

Name	Class of shares allotted	Number allotted
Mr Alan Murden	Ordinary	784

Address
3 Guildford Road Wheatley Park Doncaster South Yorkshire
UK postcode DN2 4PX

Name	Class of shares allotted	Number allotted
Mr Mark James Smale	Ordinary	196

Address
23 Priory Mill Plympton Plymouth Devon
UK postcode PL7 1WR

Name	Class of shares allotted	Number allotted
Mr Michael John Smith	Ordinary	1,176

Address
Camberley Manor Road Hayling Island Hampshire
UK postcode PO11 0QH

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 13.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Alan Tebboth	Ordinary	392

Address
10 Norris Drive Stechford Birmingham West Midlands
UK postcode B33 8DX

Name	Class of shares allotted	Number allotted
Mr Adrian Stephen Walsh	Ordinary	392

Address
22 Alderton Grove The Shires Winsford Cheshire
UK postcode CW7 3UX

Name	Class of shares allotted	Number allotted
Mrs Cher Humphreys	Ordinary	436

Address
104 Elgar Crescent St Mellows Rise Cardiff South Glamorgan
UK postcode CF3 5RW

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 13.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform